Exhibit 99.2

September 17, 2012

Dear Valued Customer,

I am pleased to announce that Danaher Corporation and a wholly-owned subsidiary of Beckman Coulter have entered into a definitive merger agreement with IRIS International, Inc. (NASDAQ: IRIS) pursuant to which Beckman Coulter will acquire IRIS International, Inc. through a cash tender offer to acquire all outstanding shares of common stock of IRIS.

IRIS provides an excellent complement to Beckman Coulter’s diagnostics business, as we continue serving the needs of the hospital laboratory. IRIS has an outstanding reputation in both automated and semi-automated urinalysis products. By leveraging Beckman Coulter’s strong commercial infrastructure, IRIS can extend the reach and market share of its products in every geography around the globe.

The transaction is expected to be completed in the fourth quarter. The offer will be subject to customary conditions, including tender of a majority of the outstanding shares into the offer (on a fully diluted basis), applicable regulatory approvals, and other customary closing conditions.

In closing, Danaher, Beckman Coulter’s parent company, remains committed to investing in Beckman Coulter’s growth and innovation, further reinforcing our collective commitment to advancing and optimizing the foundation of patient care – your lab.

We thank you for your continued support of Beckman Coulter.

Sincerely,

Tom Joyce
President, Beckman Coulter Diagnostics

Beckman Coulter, Inc. 250 South Kraemer Boulevard P.O. Box 550 Brea, CA 92822-0550	Telephone: (714) 993-5321 Internet: www.beckmancoulter.com

Additional Information and Where to Find It:

This letter is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Iris Diagnostics common stock described in this letter has not yet commenced. At the time the planned offer is commenced a wholly-owned subsidiary of Beckman Coulter that is an indirect, wholly-owned subsidiary of Danaher Corporation, will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Iris Diagnostics will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Iris Diagnostics security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

Beckman Coulter, Inc. 250 South Kraemer Boulevard P.O. Box 550 Brea, CA 92822-0550	Telephone: (714) 993-5321 Internet: www.beckmancoulter.com